Exhibit 99.1

320 Bay Street Suite 1520 Toronto, Ontario M5H 2R3 CANADA Tel: (647) 260-8880 Fax: (647) 260-8881 www.gammongold.com

PRESS RELEASE

Gammon Gold Reports Record Operating Cash Flow and Net Free Cash Flow at Ocampo
During the First Quarter and Provides 2011 Guidance

Toronto, April 11, 2011: Gammon Gold Inc. (“Gammon”) (TSX:GAM) (NYSE:GRS): Gammon is pleased to report operating results for the first quarter of 2011. All amounts are in U.S. dollars unless otherwise indicated.

Gammon concluded the first quarter on plan, with record underground production, record margins, record operating cashflow and record net free cash flow. The Company begins the second quarter with El Cubo mining and development commencing mid-April and the acquisition of Capital Gold complete. The Company now has three 100% owned operating mines and two advanced development projects in Mexico that will underpin our peer-leading growth targets in 2011 and beyond.

First Quarter and Subsequent Highlights

  Record operating cash flow of approximately $50 million at Ocampo

  Record net free cash flow of approximately $24 million at Ocampo, the third consecutive quarter of positive net free cash flow

  A cash position of $119 million as of March 31, 2011

  Gold equivalent production of 49,853 gold equivalent ounces at cash costs of $383 per gold equivalent ounce, for a record margin of $1,002 (72%) at the gold equivalency ratio of 43:1 realized during the quarter

  Gold production of 25,882 ounces at cash costs of negative $570 per ounceD111 for a record margin of $1,955 (141%) per gold ounce1

  Silver production of 1,035,174 ounces at cash costs of negative $15.70 per ounce2 for a record margin of $48 (149%) per silver ounce2

  Gold equivalent production of 44,703 ounces at cash costs of $429 per ounceD for a record margin of $957 (69%) per gold equivalent ounce using the Company’s long-term gold equivalency ratio of 55:1

  Effective April 8, 2011 the Company completed the acquisition of Capital Gold Corp.

  Underground development and mining at the El Cubo mine will commence in mid- April with processing of production ore scheduled for the third quarter

1. Using silver revenues as a by-product cost credit.
2. Using gold revenues as a by-product cost credit.

“Ocampo continued to perform to planned levels in the first quarter and delivered another quarter of record margins, strong operating cash flow, and the third consecutive quarter of positive net free cash flow. The strong performance of Ocampo continues to be underpinned by the exceptional performance of the underground operations, averaging 1,968 tpd during the quarter and reaching a record 2,103 tpd for the entire month of March,” stated René Marion, President and Chief Executive Officer. He continued, “With El Cubo re-commissioning ahead of schedule and the Capital Gold acquisition complete, the Company is well positioned for growth in 2011 and beyond.”

2011 Operational Guidance

In 2011, the Company expects to produce 117,000 to 134,000 ounces of gold and 4.84 to 5.56 million ounces of silver, or 205,000 to 230,000 gold equivalent ounces from the Ocampo and El Cubo mines assuming a gold equivalency ratio of 55:1. Total cash costs for 2011 at the two mines are expected to be $455 to $485 per gold equivalent ounce assuming a gold equivalency ratio of 55:1.

Capital Gold provided guidance for fiscal year 2011 for the El Chanate mine of 65,000 to 70,000 gold ounces at total cash costs of $485 per gold ounce. Using the production attributable to Gammon from El Chanate for the balance of the year, production for 2011 is forecasted to be 255,000 to 290,000 gold equivalent ounces at a total cash costs of $455 to $485 per gold equivalent ounce assuming a gold equivalency ratio of 55:1.

2011 Operational Guidance
Ocampo Mine
Gold Production (ounces)	107,000 to 119,000
Silver Production (ounces)	4,290,000 to 4,730,000
Gold eq. Production(ounces)	185,000 to 205,000
Total Cash Costs per Gold eq. ounce	$425-$455
El Cubo Mine
Gold Production (ounces)	10,000 to 15,000
Silver Production (ounces)	550,000 to 825,000
Gold eq. Production(ounces)	20,000 to 30,000
Total Cash Costs per Gold eq. ounce	$700-$730
Consolidated (Ocampo and El Cubo)
Gold Production (ounces)	117,000 to 134,000
Silver Production (ounces)	4,840,000 to 5,555,000
Gold eq. Production(ounces)	205,000 to 235,000
Total Cash Costs per Gold eq. ounce	$455 to $485
El Chanate Mine*
Gold Production (ounces)	50,000 to 55,000
Total Cash Costs per Gold ounce	$485
Consolidated (Ocampo, El Cubo and El Chanate*)
Gold Production (ounces)	167,000 to 189,000
Silver Production (ounces)	4,840,000 to 5,555,000
Gold Eq. Production (ounces)	255,000 to 290,000
Total Cash Costs per Gold Eq. Ounce	$455-$485

Assumes a gold equivalency ratio of 55:1
Assumes a foreign exchange rate of 12.0 Mexican pesos to one U.S. dollar
* Attributable production

2011 Analyst Day Webcast

A live webcast of the Company’s Analyst Day presentations will be held on April 11, 2011 starting at 10:00 a.m. Eastern Time. The webcast of the presentations can be accessed through the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3390640. The webcast will be archived for 365 days.

About Gammon Gold

Gammon Gold Inc. is a publicly traded mid-tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates three producing mines in Mexico, the Ocampo mine in Chihuahua State, the El Chanate project in Sonora State, and the El Cubo mine in Guanajuato State. Gammon Gold also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion advanced exploration property in the State of Nayarit, and has six exploration properties in various states throughout Mexico. Gammon’s executive office is located in Toronto, Ontario Canada.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
647-260-8880	647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and re-commencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at Guadalupe y Calvo, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

# # #